UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 5)*
Tango Therapeutics, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)

87583X109

(CUSIP Number)

Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87583X109
1	NAMES OF REPORTING PERSONS
BCTG Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,988,450

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,988,450

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,988,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 87583X109
1	NAMES OF REPORTING PERSONS
MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
108,793

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
108,793

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
108,793

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 87583X109
1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
32,500

	8	SHARED VOTING POWER
6,799,435

	9	SOLE DISPOSITIVE POWER
32,500

	10	SHARED DISPOSITIVE POWER
6,799,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,831,935

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 87583X109
1	NAMES OF REPORTING PERSONS
Boxer Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,690,642

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,690,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,690,642

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

With respect to Boxer Capital Management, LLC (“BCM”), BCTG Holdings, LLC (“BCTG Holdings”), MVA Investors, LLC (“MVA Investors”) and Aaron I. Davis (together with BCM, BCTG Holdings and MVA Investors, the “Reporting Persons”), this amendment (this “Amendment No. 5”) further amends and supplements the statement on Schedule 13D filed on August 20, 2021 (the “Original Filing”) by BCTG Holdings, MVA Investors, Mr. Davis and certain other persons with respect to the Common Stock, par value $0.001 (the “Common Stock”) of Tango Therapeutics, Inc. (the “Issuer”), as previously amended and filed on January 4, 2022 (“Amendment No. 1”), August 16, 2023 (“Amendment No. 2”), October 18, 2023 (“Amendment No. 3”) and October 15, 2024 (“Amendment No. 4”). In Amendment No. 4, BCM adopted the Original Filing as previously and then amended as its statement on Schedule 13D with respect to the Common Stock. Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Filing, as previously amended. The Original Filing, as previously amended, is further amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Filing, as previously amended, such incorporation by reference is also amended hereby.

Item 2.	Identity and Background.

Item 2 is hereby amended to correct that Mr. Davis is the Managing Member of BCM.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated to read as follows:
(a) (b) For information regarding beneficial ownership, see the information presented on the cover pages. All percentages are based on 107,176,965 shares of the Issuer’s Common Stock outstanding, which is (i) 107,144,465 shares of the Issuer’s Common Stock outstanding as of August 1, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 7, 2024, plus (ii) 32,500 shares of Common Stock subject to options to purchase shares of Common Stock, held by Mr. Davis, exercisable in the next 60 days.
Item 5(c) is hereby supplemented by the addition of the following:
BCM caused an account under its management to sell shares of the Issuer’s Common Stock in the open market for cash on October 21, 2024, October 22, 2024 and October 25, 2024, in each case in the number and at the average price disclosed in a filing on Form 4.
Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit No.	Description
Exhibit 4	Joint Filing Agreement, dated October 28, 2024, among BCTG Holdings, MVA Investors, Mr. Davis and BCM.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 28, 2024
BCTG HOLDINGS, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Manager

MVA INVESTORS, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Authorized Signatory

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually
BOXER CAPITAL MANAGEMENT, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Managing Member

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
 In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to Common Stock, $0.001 par value per share, of Tango Therapeutics, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Dated: October 28, 2024.
BCTG HOLDINGS, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Manager

MVA INVESTORS, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Authorized Signatory

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually
BOXER CAPITAL MANAGEMENT, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Chief Executive Officer